UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-T/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

BASIC EARTH SCIENCE SYSTEMS, INC.

(Name of Subject Company)

FIELDPOINT PETROLEUM CORPORATION

(Names of Filing Persons (Offeror and Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

_______316570 10 0_______
(CUSIP Number of Class of Securities)

Ray D. Reaves, President, Chief Executive Officer &

Chief Financial Officer

1703 Edelweiss Drive

Cedar Park, TX  78613

(512) 250-8692

( Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$11,352,631	$446.16

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 17,465,585 common shares at the maximum tender offer price of $0.65 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $446.16 Filing Party: FieldPoint Petroleum Corporation

Form or Registration No.: S-4 Date Filed: January 15, 2009

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☒

Items 1 through 9, and Item 11.

This Amended Tender Offer Statement on Schedule TO is filed by FieldPoint Petroleum Corporation, a Colorado corporation (“FieldPoint”).

FieldPoint Petroleum Corporation (“FieldPoint”) announced today that it is terminating its effort to tender its shares for shares of Basic Earth Science Systems, Inc. (OTCBB:  BSIC.OB).

FieldPoint has filed with the SEC a Form RW requesting the withdrawal of its registration statement on Form S-4 filed January 15, 2009, relating to the FieldPoint common stock to be issued to holders of Basic common stock in the formerly proposed exchange offer.

FieldPoint has also issued a press release related to the foregoing on March 16, 2009.  A copy of the press release is filed herewith as Exhibit 99.1

10. Financial statements.

Not applicable.

12. Exhibits.

99.1	Press Release dated March 16, 2009.

13.	Information Required by Schedule 13E-3
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

By: __/s/ Ray Reaves____ Name: Ray Reaves
Title: President, Chief Executive Officer and Chief Financial Officer

Date: March 16, 2009